OCEAN RIG UDW INC. ANNOUNCES DECISION BY U.S. BANKRUPTCY COURT
GRANTING RECOGNITION OF CAYMAN PROCEEDINGS AS FOREIGN MAIN PROCEEDINGS

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U.S. Bankruptcy Court Issues Memorandum Opinion and Order Granting Recognition of the Scheme Companies' Cayman Islands Provisional Liquidation and Scheme Proceedings as Foreign Main Proceedings Under the U.S. Bankruptcy Code.

•	Sanction Hearings to Consider Approval of the Scheme Companies' Schemes of Arrangement to be held by the Cayman Court on 4 – 6 September 2017.
•	Enforcement Hearing to Consider Entry of an Order Giving Full Force and Effect to the Schemes if Sanctioned by the Cayman Court to be held by the U.S. Bankruptcy Court on 20 September 2017.

August 25, 2017, Grand Cayman, Cayman Islands – Ocean Rig UDW Inc. (NASDAQ:ORIG) ("Ocean Rig" or "UDW" or the "Company"), an international contractor of offshore deepwater drilling services, today announced the U.S. Bankruptcy Court has issued a memorandum opinion and an order granting recognition of the provisional liquidation and scheme of arrangement proceedings (the "Cayman Proceedings") of the Company and its subsidiaries, Drill Rigs Holdings Inc. ("DRH"), Drillships Financing Holding Inc. ("DFH"), and Drillships Ocean Ventures Inc., ("DOV," and together with UDW, DRH and DFH, the "Scheme Companies") pending in the Grand Court of the Cayman Islands (the "Cayman Court") as foreign main proceedings, and of the Joint Provisional Liquidators (the "JPLs") as the foreign representatives of the Scheme Companies in the United States.

As previously announced, creditors' meetings were held for the Scheme Companies in the Cayman Islands on 11 August 2017 and the scheme of arrangement proposed by each Scheme Company (collectively, the "Schemes") obtained an overwhelming level of support from affected creditors.  The DFH, DOV and DRH Schemes each obtained the approval of 100% of the creditors voting on those Schemes and the UDW Scheme obtained the approval of 98.51% of the creditors voting on that Scheme.  Only five funds managed by Highland Capital Management LP opposed the UDW Scheme.  Hearings will be held on 4 – 6 September 2017 at which the Cayman Court will consider whether to approve the Schemes (the "Sanction Hearing").  If the Schemes are approved by the Cayman Court, the U.S. Bankruptcy Court will conduct a hearing on 20 September 2017 to consider the entry of an order giving full force and effect to the Schemes in the United States (the "Enforcement Order").

The Schemes affect only financial indebtedness.  Operations will continue unaffected. Trade creditors and vendors will continue to be paid in the ordinary course of business and will not be affected by any of the Schemes. If the Schemes are sanctioned, the Scheme Companies will be substantially deleveraged through an exchange of approximately $3.7 billion principal amount of debt for (i) new equity of the Company, (ii) approximately $288 million of cash, and (iii) $450 million of new secured debt.

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George Economou, Chairman and CEO commented:

"We are delighted that the U.S. Bankruptcy Court has seen fit to grant recognition of our restructuring efforts in the Cayman Islands.  We are looking forward to the Sanction Hearings in early September."

Simon Appell on behalf of the JPLs of the Scheme Companies commented:

"Recognition by the U.S. Bankruptcy Court of the provisional liquidation and scheme of arrangement proceedings was an important milestone.  The JPLs are pleased that the restructuring is progressing on schedule."

Further Information

A copy of the Explanatory Statement, which contains the Schemes, and other relevant documentation, as well as copies of all pleadings and information regarding the Enforcement Hearing, including deadlines for parties to object to the relief requested at the Enforcement Hearing, have been made available through the website of Prime Clerk LLC, the Scheme Companies' Information Agent at https://cases.primeclerk.com/oceanrig.

About Ocean Rig UDW Inc.

Ocean Rig is an international offshore drilling contractor providing oilfield services for offshore oil and gas exploration, development and production drilling, and specializing in the ultra-deepwater and harsh-environment segment of the offshore drilling industry.

Ocean Rig's common stock is listed on the NASDAQ Global Select Market where it trades under the symbol "ORIG."

Our registered office is c/o Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.  Visit the Company's website at www.ocean-rig.com.

Forward-Looking Statements

Matters discussed in this release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with such safe harbor legislation.

Forward-looking statements relate to Ocean Rig's expectations, beliefs, intentions or strategies regarding the future.  These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," "should," "seek," and similar expressions.  Forward-looking statements reflect Ocean Rig's current views and assumptions with respect to future events and are subject to risks and uncertainties.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in Ocean Rig's records and other data available from third parties.  Although Ocean Rig believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond Ocean Rig's control, Ocean Rig cannot assure you that it will achieve or accomplish these expectations, beliefs or projections described in the forward-looking statements contained herein.  Actual and future results and trends could differ materially from those set forth in such statements.

Important factors that, in Ocean Rig's view, could cause actual results to differ materially from those discussed in the forward-looking statements include factors related to (i) our ability to come to a satisfactory resolution with our creditors regarding a restructuring of our debt and to successfully conclude such a restructuring; (ii) the offshore drilling market, including supply and demand, utilization, day rates and customer drilling programs, commodity prices, effects of new rigs and drillships on the market and effects of declines in commodity process and downturns in the global economy on the market outlook for our various geographical operating sectors and classes of rigs and drillships; (iii) hazards inherent in the drilling industry and marine operations causing personal injury or loss of life, severe damage to or destruction of property and equipment, pollution or environmental damage, claims by third parties or customers and suspension of operations; (iv) newbuildings, upgrades, and shipyard and other capital projects; (v) changes in laws and governmental regulations, particularly with respect to environmental matters; (vi) the availability of competing offshore drilling vessels; (vii) political and other uncertainties, including risks of terrorist acts, war and civil disturbances; piracy; significant governmental influence over many aspects of local economies, seizure; nationalization or expropriation of property or equipment; repudiation, nullification, modification or renegotiation of contracts; limitations on insurance coverage, such as war risk coverage, in certain areas; political unrest; foreign and U.S. monetary policy and foreign currency fluctuations and devaluations; the inability to repatriate income or capital; complications associated with repairing and replacing equipment in remote locations; import-export quotas, wage and price controls imposition of trade barriers; regulatory or financial requirements to comply with foreign bureaucratic actions; changing taxation policies; and other forms of government regulation and economic conditions that are beyond our control; (viii) the performance of our rigs; (ix) our ability to procure or have access to financing and our ability comply with covenants in documents governing our debt; (x) our substantial leverage, including our ability to generate sufficient cash flow to service our existing debt and the incurrence of substantial indebtedness in the future; (xi) our ability to successfully employ our drilling units; (xii) our capital expenditures, including the timing and cost of completion of capital projects; (xiii) our revenues and expenses; (xiv) complications associated with repairing and replacing equipment in remote locations; and (xv) regulatory or financial requirements to comply with foreign bureaucratic actions, including potential limitations on drilling activities. Due to such uncertainties and risks, investors are cautioned not to place undue reliance upon such forward-looking statements.

Risks and uncertainties are further described in reports filed by Ocean Rig with the U.S. Securities and Exchange Commission, including the Company's most recently filed Annual Report on Form 20-F.

CONTACT DETAILS

In case of any enquiries, please contact one of the advisors below:

INFORMATION AGENT

Prime Clerk LLC
Ocean Rig Processing c/o Prime Clerk LLC
830 Third Avenue, 3rd Floor
New York, NY 10022
Tel: +1 855-631-5346 (toll-free US and Canada)
       +1 917-460-0913 (International)
Email: oceanrigteam@primeclerk.com

JOINT PROVISIONAL LIQUIDATORS
Eleanor G. Fisher Kalo (Cayman) Limited 38 Market Street 2nd Floor Suite 4208 Camana Bay Grand Cayman KY1-9006 Cayman Islands Email: EFisher@kaloadvisors.com	Simon Appell AlixPartners Services UK LLP 6 New Street Square London EC4A 3BF United Kingdom Email: Sappell@alixpartners.com

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